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                                                                    EXHIBIT 99.3


Dear CCI Employee,

Today we announced that Cox Enterprises has reached an agreement to acquire all of the publicly-held shares of CCI. We are delighted to have reached an agreement that reflects the value of CCI and is consistent with our financial discipline. The successful completion of this transaction will allow us to increase our interest in the cable industry and strengthen Cox Enterprises as a whole.

We expect to complete the transaction in the fourth quarter and as the process unfolds we will keep you informed. We have attached the press release issued today, and a document that answers many of the questions I expect you will have. Remember, we have established a dedicated, toll-free line to address any additional questions. To reach this line, please call (866) 700-0301 or in the Atlanta area, (678) 645-4730 to leave a recorded message.

I would like to thank you for your hard work and continued support as we enter this exciting new phase of our growth.



/s/ Jim Kennedy